[RETRACTABLE TECHNOLOGIES, INC. LETTERHEAD]

VIA EDGAR

December 22, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Retractable Technologies, Inc.
Form 10-Q for the Quarter Ended September 30, 2010
File No. 001-16465

Dear Mr. Vaughn:

In response to your letter of December 10, 2010 requesting additional guidance regarding rebates, we offer the following:

Form 10-Q for the Quarter Ended September 30, 2010

Notes to Condensed Financial Statements, page 4

Note 2.  Summary of Significant Accounting Policies, page 4

-Revenue Recognition, page 6

The following language is from our Form 10-Q for the quarterly period ended September 30, 2010.  It is included in Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, under the caption Revenue recognition, page 6:

“Under certain contracts, revenue is recorded on the basis of sales price to distributors, less contractual pricing allowances.  Contractual pricing allowances consist of: (i) rebates granted to distributors who provide tracking reports which show, among other things, the facility that purchased the products, and (ii) a provision for estimated contractual pricing allowances for products that the Company has not received tracking reports.  Rebates are recorded when issued and are applied against the customer’s receivable balance.  The provision for contractual pricing allowances is reviewed at the end of each quarter and adjusted for changes in levels of products for which there is no tracking report.  Additionally, if it becomes clear that tracking reports will not be provided by individual distributors, the provision is further adjusted.  The estimated contractual allowance is netted against individual distributor’s accounts receivable balances for financial reporting purposes.  The resulting net balance is reflected in accounts receivable or accounts payable, as appropriate.  The terms and conditions of contractual pricing allowances are governed by contracts between the Company and its distributors.”

1.                                      We note your response to prior comment 13.  In order to evaluate your response, please address the following:

•                                          As previously requested, please explain to us the nature of the rebates that you provide to your distributors.

Mr. Kevin L. Vaughn

December 22, 2010

Our distributors are charged a Wholesale Acquisition Cost (“WAC”) for their purchases.  The WAC is higher than the contract price.  The distributor will receive a rebate for the difference between the WAC and the appropriate contract price as reflected on a tracking report provided by the distributor to us.  One of the purposes of the rebate is to encourage distributors to submit tracking reports to us.  Contracts include agreements with Group Purchasing Organizations (“GPO’s”) in which both we and the distributor have contracts with a GPO which include the contract price to the GPO members.  For instance, if a distributor sells our products to an end-user who is a member of a GPO, such distributor will receive a rebate after we process the tracking report. The rebate is the difference between our contract price with the GPO and the WAC the distributor paid us.  There are also agreements with government agencies as to pricing.  For instance, if a distributor sells our products to a government agency, such distributor will receive a rebate after we process the tracking report.  The rebate is the difference between our contract price with the government agency and the WAC the distributor paid us.  If product is sold by a distributor to an entity that has no contract, there is a standard rebate (lower than a contracted rebate) given to the distributor. Rebates on a per box basis will vary from contract to contract.  Rebates are a reduction of gross revenues and accounts receivable.  If the rebate results in an individual customer’s account receivable balance being a credit, the credit is reclassified as a liability. An estimate of the rebate a distributor will receive for product in its inventory is prepared at the end of each reporting period and is a reduction of Gross sales and: (i) a reduction in Accounts receivable or (ii) an increase in liabilities.

•                                          Please clarify how you account for rebates that are properly earned by your customers.

Properly earned rebates given during a reporting period are a reduction of Gross sales and Accounts receivable, unless the rebate results in a credit balance for the receivable, in which case the net credit would be classified as a liability.  Since all products purchased during a period will not be sold during that same period, we maintain a schedule of inventories held by distributors which we use to estimate the rebates likely to be claimed by the distributor at a future date.  We request from the distributor an updated inventory on an annual basis. We review the level of inventory and the distributor’s historical rebate percentage in order to develop a rebate estimate for unsold product.  This rebate estimate is also a reduction to Gross sales.  The objective is to ensure all sales recognized for the period are net of actual and estimated contractually allowed rebates.  If the rebate total for a customer exceeds that customer’s Accounts receivable balance, the resulting credit is shown as a liability.

•                                          In light of the dispute with certain distributors with regards to their ability to claim rebates, please explain to us how you have evaluated the revenue recognition criteria for subsequent sales to such distributors.  Clearly explain how you evaluated the collectability and fixed and determinable price criteria outlined in SAB Topic 13.

We have been in discussions with the principal customers that claimed non-contractual rebates.  The product for which they were claiming rebates was actually product they had not purchased through us.  Rebates can only be claimed on purchases made directly from us.  The companies with whom we have spoken have ended that practice; therefore, our revenue recognition criteria for subsequent sales to these distributors are in accordance with our previously disclosed revenue recognition criteria.  We are working with them to recover the non-contractual rebates they have taken.  We do not believe there is a collectability issue concerning current sales since these customers have been with us for a number of years, have very good credit ratings, and have paid us on a timely basis. We periodically review our customers for credit risk and adjust payment terms and credit limits based on this review. The pricing has been determined using the same criteria described above for the computation of actual and estimated rebates which affects net sales.  SAB Topic 13 refers to Statement of Financial Accounting Standards No. 48 (“SFAS 48”) in its discussion of revenue recognition. We believe that we meet all the conditions cited in SFAS 48, Paragraph 6, parts a through f (FASB Codification 605-15-25-1) in determining properly recognizable revenue.

Mr. Kevin L. Vaughn

December 22, 2010

ACKNOWLEDGMENT

In connection with its response to a comment letter dated December 10, 2010 from the United States Securities and Exchange Commission (the “Commission”) relating to its Form 10-Q for the Quarter Ended September 30, 2010, Retractable Technologies, Inc. (the “Company”) hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.             Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Retractable Technologies, Inc.

/s/ Douglas W. Cowan
Douglas W. Cowan
Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: Mr. Kevin L. Vaughn

via facsimile and first class mail